                                                            OMB APPROVAL
                                                   -----------------------------
                                                    OMB Number  3235-0145
                                                    Expires:   October 31, 1997
                                                    Estimated average burden
                                                    hours per response  14.90
                                                   -----------------------------
                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                  SCHEDULE 13G


            INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. ______)*

                            Innovasive Devices, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $.0001 par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  45766K 10 4
                      -----------------------------------
                                 (CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilites of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45766K 10 4                13G            Page 2 of 5 Pages
===========================                         =================

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         S. Richard Penni
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
         United States

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF               485,612 shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                             0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING                485,612

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                             0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
         485,612 shares

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
10    CERTAIN SHARES*                                               [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
         6.7%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
         IN

------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Schedule 13G                                        Page 3 of 5 Pages

S. Richard Penni
CUSIP Number 45766K 10 4

ITEM 1(A).  NAME OF ISSUER.

     The issuer is Innovasive Devices, Inc. ("Innovasive").

ITEM 1(B).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

     The issuer's principal executive offices are located at 734 Forest Street, Marlborough, MA 07152-3032.

ITEM 2(A).  NAME OF PERSON FILING.

     The name of the person filing this statement is S. Richard Penni.

ITEM 2(B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE.

     The business address of the person filing this statement is 100 Hancock Street, N. Quincy, MA 02171.

ITEM 2(C).  CITIZENSHIP.

     S. Richard Penni is a citizen of the United States of America.

ITEM 2(D).  TITLE OF CLASS OF SECURITIES.

     The class of securities to which this statement relates is the Common Stock, $.0001 par value (the "Common Stock"), of Innovasive.

ITEM 2(E).  CUSIP NUMBER.

     The CUSIP number of the Common Stock is 45766K 10 4.

ITEM 3.

     Not applicable.

ITEM 4.  OWNERSHIP.

     (A)  AMOUNT BENEFICIALLY OWNED.

     S. Richard Penni is the beneficial owner of 485,612 shares of the Common Stock.

Schedule 13G                                 Page 4 of 5 Pages
S. Richard Penni
CUSIP Number 45766K 10 4

     (B)  PERCENT OF CLASS.

     The 485,612 shares of Common Stock beneficially owned by S. Richard Penni represent 6.7% of the outstanding shares of Common Stock as of December 31, 1996.

     (C) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

          (I)  SOLE POWER TO VOTE OR TO DIRECT THE VOTE:

     S. Richard Penni has the sole power to vote or to direct the vote of 485,612 shares of Common Stock.

          (II) SHARED POWER TO VOTE OR TO DIRECT THE VOTE:

          S. Richard Penni has shared power to vote or to direct the vote of no shares of Common Stock.

          (III) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

S. Richard Penni has sole power to dispose or to direct the disposition of 485,612 shares of Common Stock.

          (IV)  SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

          S. Richard Penni has shared power to dispose or to direct the disposition of no shares of Common Stock.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

     Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

     Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

     Not applicable.

Schedule 13G                                         Page 5 of 5 Pages
S. Richard Penni
CUSIP Number 45766K 10 4

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

     Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

     Not applicable.


ITEM 10.  CERTIFICATION.

     Not applicable.

SIGNATURE.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                     /s/ S. Richard Penni
-------------------------           -----------------------------------
Date                                Signature
                                    S. Richard Penni